News Release

March 31, 2006	SVU: TSX-V
N.R. 2006-02

Spur Venture’s Fourth Quarter 2005
and
2005 Annual Results

All Amounts Are Stated in $Canadian Unless Otherwise Stated

Vancouver, Canada – Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) announced today that consolidated net earnings for the 4th quarter of 2005 were ($752,000) or ($0.01) per share versus ($870,000) or ($0.02) for the fourth quarter of 2004. This represented a 14% improvement over 2004 despite the fact that the plant was shut down for 53 days in the fourth quarter for inventory control. Net earnings for the year were ($3,332,000) versus ($2,426,000) for 2004 reflecting further investment in strengthening our management team, advancing our growth projects and a foreign exchange loss of $954,000. Earnings per share were ($0.07) for 2005 unchanged from 2004.

Yichang Spur Chemicals produced 33,422 mt of NPK’s versus 18,727 mt in 2004 and sold 29,816 mt versus 20,342 mt in 2004. The plant was taken down for routine maintenance and inventory control for a total of 185 days. When on stream, daily production averaged 186 mt yielding an operating rate of 68% of capacity. Revenues were $8,265,374, a 72% increase over $4,810,302 in 2004. Gross profit was $100,000 versus ($50,000) in 2004. EBITDA was ($536,000) versus ($ 313,000) in 2004 because of a $300,000 inventory write down and a $72,000 bad debt reserve charge.

More information can be found on the company’s website www.spur-ventures.com

KEY DEVELOPMENTS

A Year of Growth

Based on the strong long-term fundamentals for grain production and fertilizer use in China, Spur continued investing in its people and advancing the announced growth of its mining and compound phosphate fertilizer operations.

“Our announced partnership with Hubei Tianren allowed us to strengthen our management in China” said Dr. Rob Rennie, Spur’s CEO. Zhao Huitian from Tianren was appointed General Manager of Yichang Spur Chemicals (YSC), our NPK facility. Tianren’s technical teams also participated in our mining and NPK expansion engineering studies. Michael Kuta joined Spur as Corporate Secretary and General Counsel. Joel Jeangrand was appointed Vice President Corporate Development after assisting us with the Tianren merger for three months. Dong Dong Huang left Spur in January of 2006 to pursue other interests and resigned from the Spur Board of Directors. Helen Huang from Carrefour was appointed Manager of Government and Public Relations.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

March 31 2006

The NPK market continued to grow in 2005 but a combination of increased cost of raw materials and inclement weather reduced the growth rate, particularly in the fourth quarter. On the supply side NPK imports were up 11% to 2.3 M mt and much of this had to be redirected offshore. The result was either shut downs or reduced production by many of Spur’s competitors while others lowered prices in order to reduce inventory.

Margins were squeezed for all phosphate producers but this environment represented an opportunity for Spur’s team to manage its NPK production in response to the realities of the market. YSC sales were $8.1 million, 72% higher than in 2004 despite the fact that we block operated the plant and shut it down for 185 days including 53 days in the fourth quarter. This focus on variable costs allowed YSC to achieve a modest Gross Profit of $100,000 in a market where many of our competitors lost money. YSC’s results were negatively impacted by a one-time $300,000 write down in inventory and a $72,000 bad debt reserve charge on sales incurred prior to Spur assuming ownership of this facility. EBITDA for YSC was ($536,000) close to our target of cash flow break even when the previous adjustments are considered.

“We are pleased with our progress at YSC” Dr. Rennie said. “The team set new daily and monthly production records but showed the discipline to focus on the bottom line and ensure we responded to market demand.” “Our project teams also successfully commissioned a 60,000 mt per year phosphoric acid plant in March, the first step in implementing our strategy of integrating raw materials to NPK production.”

“We will continue to invest in our people and advance our strategy in China” Rennie said. “Clearly YSC’s earnings cannot be expected to offset these costs until we are mining our own phosphates and have increased our NPK capacity.”

A Successful Public Offering

In July 2005, the Company successfully completed a private placement for gross proceeds of $30 million. The cash and short-term investments balance of $35.9 million at the end of 2005 enables us to continue exploring a variety of growth strategies in China.

Mining License Transfers

Spur fulfilled all of its requirements for our joint venture partner, YPCC, to transfer the two mining licenses to our 78% owned joint venture, Yichang Maple Leaf Chemicals (YMC) by mid year.

“There is no doubt that the mining license transfer process is proceeding more slowly than we had hoped” Dr. Rennie said. “As a foreign investor Spur must undergo a rigorous review by several government agencies at the city, rural and provincial level. The challenge is not so much the time for the review process but rather the complexity involved.” For this reason, Spur signed an MOU with Yichang City in mid-October which clarified the decision making process.

Proposed Transactions

In June 2005, the Company entered into an agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation, a Chinese holding company, and to merge the management teams and businesses of both companies. The Company substantially completed Due Diligence late in the fourth quarter. The Company continues to negotiate the final agreement with Tianren while partnering with them to work with the Chinese authorities on the approval processes.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

March 31 2006

Outlook

China’s 11th Five-Year Plan targets the imbalance between China’s urban and rural populations by focusing resources on the new socialist countryside. Education, health and the income of China’s over 800 million rural citizens will be emphasized with a view to a better balance between economic growth and environmental quality

“A better educated, healthier and financially strong farmer is key to the sustainable growth of China’s agricultural sector and for Spur’s future” Dr. Rennie said.

The 11th Five-Year Plan also identified the need to increase China’s grain production by 25% to 640 million tonnes to meet increased population levels and the trend to more meat and poultry in the Chinese diet. The national authorities recognize that higher crop yields can only be achieved by proper use of balanced fertilization together with increased knowledge at the farm level on the use of all agricultural inputs including fertilizers. “Spur’s compound phosphate fertilizers are the best available products to achieve this balanced fertilization.” Rennie continued.

Based on these strong long-term fundamentals, Spur is continuing its mining and NPK expansion plans.

YSC is investing $250,000 as sustaining capital to ensure a consistently high level of product quality and maximum levels of production. Spur will also complete its ERP implementation for a cost of $52,000. Planned capital expenditures on the mine development and NPK engineering will total approximately $300,000.

“With our strengthened balance sheet, our expanded management team on the ground in China and continuing improvements at YSC, we are in a good position to implement our growth strategies.” Rennie concluded.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of a rich phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-6205, Mr. Michael Kuta at 604-697-6201 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com